

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Amit Banati
Chief Financial Officer
Kellanova
412 N. Wells Street
Chicago, IL 60654

> **Re: Kellanova**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 21, 2023**
> **File No. 001-04171**

Dear Amit Banati:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing